EXHIBIT 99.1


                              FOR IMMEDIATE RELEASE



Investor Relations:                                       Media Relations:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5755
     800-252-3526                                              800-252-3526

               ELAN REPORTS SECOND QUARTER 2004 FINANCIAL RESULTS


Dublin, Ireland, July 29, 2004 - Elan Corporation, plc (NYSE: ELN) today announced its second quarter 2004 results and provided a business update.

Commenting on Elan's business, Kelly Martin, Elan's president and chief executive officer, said, "We continue to focus and align resources against the commercialisation of Antegren for multiple sclerosis and Crohn's disease, working with our partner Biogen Idec. Having achieved designation for priority review and accelerated approval for MS in the U.S. further enhances our focus on execution and operating discipline. Overall we continue to strengthen our core therapeutic areas in neurodegenerative diseases, autoimmune, and pain. We continue to evaluate growth opportunities to enhance our presence in these specific areas."

Commenting on Elan's second quarter results, Shane Cooke, executive vice president and chief financial officer, said, "We are pleased to report continuing positive trends with solid demand for our hospital products and declining operating costs. The income statement, however, continues to be impacted by the execution of our plans to reposition the company, streamline the balance sheet and simplify the capital structure. Of the $118 million net loss this quarter, $24 million is attributed to the sale of businesses, the ongoing divestment of the investment portfolio and the fluctuating value of that portfolio. We maintained a strong liquidity position with $677 million in cash and an investment portfolio valued at $332 million."

Elan Second Quarter 2004 Financial Results




             Unaudited Consolidated U.S. GAAP Income Statement Data

            Three Months Ended                                                                    Six Months Ended
                  June 30                                                                             June 30
           2003             2004                                                               2003              2004
           US$m             US$m                                                               US$m              US$m
----------------------------------------------------------------------------------------------------------------------
                                  Revenue (See page 6)
          183.9             96.5  Product revenue                                             360.9             226.5
           27.9             19.7  Contract revenue                                             70.7              45.2
----------------    -------------                                                        -----------     -------------
          211.8            116.2  Total revenue                                               431.6             271.7
----------------    -------------                                                        -----------     -------------

                                  Operating Expenses (See page 9)
           77.1             44.2  Cost of goods sold                                          149.4              93.9
           71.9             65.0  Research and development                                    151.5             130.4
          114.4             75.3  Selling, general and administrative                         232.0             159.9
        (255.9)           (38.5)  Net gain on divestment of businesses                      (250.3)            (34.8)
          208.6             15.7  Recovery plan and other significant charges                 225.1              21.1
----------------    -------------                                                        -----------     -------------
          216.1            161.7  Total operating expenses                                    507.7             370.5
----------------    -------------                                                        -----------     -------------
          (4.3)           (45.5)  Operating loss                                             (76.1)            (98.8)
----------------    -------------                                                        -----------     -------------

                                  Net Interest and Investment Gains and (Losses) (See
                                    page 11)
         (26.6)           (23.9)  Net interest expense                                       (49.8)            (47.2)
           73.8             12.5  Investment gains                                             73.8              57.3
         (16.4)           (59.7)  Investment losses and other                                (55.9)            (93.8)
----------------    -------------                                                        -----------     -------------
           30.8           (71.1)  Net interest and investment gains and (losses)             (31.9)            (83.7)
----------------    -------------                                                        -----------     -------------

                                  Net income (loss) from continuing operations before
           26.5          (116.6)   tax                                                      (108.0)           (182.5)
          (4.6)            (0.9)  Provision for tax                                           (7.9)             (1.8)
----------------    -------------                                                        -----------     -------------
           21.9          (117.5)  Net income (loss) before discontinued operations          (115.9)           (184.3)
                                  Net income (loss) from discontinued operations (See
          (4.6)            (0.1)    page 15)                                                    5.7               4.5
----------------    -------------                                                        -----------     -------------
           17.3          (117.6)  Net income (loss)                                         (110.2)           (179.8)
================    =============                                                        ===========     =============

                                  Basic and diluted earnings (loss) per ordinary share
          $0.06          ($0.30)    - continuing operations                                 $(0.33)           ($0.47)
                                  Basic and diluted earnings (loss) per ordinary share
        ($0.01)            $0.00    - discontinued operations                                 $0.01             $0.01
                                  Basic and diluted earnings (loss) per ordinary share
          $0.05          ($0.30)    - net income (loss)                                     ($0.32)           ($0.46)
                                  Weighted average number of ordinary shares
          350.0            389.6    outstanding (in millions)                                 349.9             388.2


Elan Second Quarter 2004 Financial Results



                Unaudited Non-GAAP Financial Information - EBITDA

            Three Months Ended                   Non-GAAP Financial Information                    Six Months Ended
                  30 June                             Reconciliation Schedule                           30 June
           2003             2004                                                               2003              2004
           US$m             US$m                                                               US$m              US$m
----------------------------------------------------------------------------------------------------------------------
                                  EBITDA
          (4.3)           (45.5)  Operating loss                                             (76.1)            (98.8)
                                  Depreciation and amortisation included in
           35.2             31.7   operating loss                                              73.0              64.2
         (17.2)           (16.4)  Amortised fees included in total revenue                   (57.2)            (28.0)
              -              7.0  Milestones received and deferred                                -               7.0
----------------    -------------                                                      -------------     -------------
           13.7           (23.2)  EBITDA                                                     (60.3)            (55.6)
================    =============                                                      =============     =============






           Three Months Ended                   Non-GAAP Financial Information                    Six Months Ended
                 30 June                            Reconciliation Schedule                           30 June
          2003             2004                                                               2003              2004
          US$m             US$m                                                               US$m              US$m
---------------------------------------------------------------------------------------------------------------------
                                 EBITDA before net gains on divestment of
                                 businesses, recovery plan and other significant
                                 charges
         (4.3)           (45.5)  Operating loss                                             (76.1)            (98.8)
                                 Depreciation and amortisation included in
          35.2             31.7    operating loss                                             73.0              64.2
        (17.2)           (16.4)  Amortised fees included in total revenue                   (57.2)            (28.0)
             -              7.0  Milestones received and deferred                                -               7.0
       (255.9)           (38.5)  Net gain on divestment of businesses                      (250.3)            (34.8)
         208.6             15.7  Recovery plan and other significant charges                 225.1              21.1
---------------    -------------                                                      -------------     -------------
                                 EBITDA before net gains on divestment of
                                   businesses, recovery plan and other significant
        (33.6)           (46.0)    charges (See page 10)                                    (85.5)            (69.3)
===============    =============                                                      =============     =============


To supplement our consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortisation), a non-GAAP measure of operating results. Elan has also provided EBITDA guidance for 2004, which has been calculated on a consistent basis. EBITDA is defined as operating income (loss) plus or minus depreciation and amortisation of costs and revenues, and milestones received and deferred. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with U.S. GAAP. Elan's management uses EBITDA to evaluate the operating performance of Elan and its business and is among the factors considered as a basis for Elan's planning and forecasting for future periods. Elan believes EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is used as an analytical indicator of income generated to service debt and to fund capital expenditures. EBITDA does not give effect to cash used for interest payments related to debt service requirements and does not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to operating income (loss) is set out in the table above titled "Non-GAAP Financial Information Reconciliation Schedule".

Elan Second Quarter 2004 Financial Results



Unaudited Consolidated U.S. GAAP Balance Sheet Data

                                                              December 31            March 31             June 30
                                                                     2003                2004                2004
                                                                     US$m                US$m                US$m
------------------------------------------------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                                            807.5              910.9              677.0
Marketable investment securities                                     349.4              331.8              238.8
Held for sale assets (1)                                             236.7              102.0               24.2
Other current assets                                                 198.0              189.7              164.8
                                                           ---------------    ----------------    ----------------
                                                                   1,591.6            1,534.4            1,104.8

Intangible assets, net                                               857.5              861.6              837.1
Property, plan and equipment, net                                    369.0              324.5              319.1
Investments and marketable investment securities                     192.9              160.0               93.3
                                                           ---------------    ----------------    ----------------
Total assets                                                       3,011.0            2,880.5            2,354.3
                                                           ===============    ================    ================

Liabilities and Shareholders' Equity
Accounts payable and accrued liabilities                             384.7              335.7              320.2
Held for sale liabilities                                             27.9                7.2                  -
Deferred income                                                      154.8              142.9              131.1
Guarantee provision due June 2004 - EPIL II                          344.5              358.3                  -
EPIL III Notes due March 2005                                        390.0              390.0              390.0
6.5% convertible guaranteed notes due 2008                           460.0              460.0              460.0
7.25% senior notes due 2008                                          650.0              650.0              650.0
Shareholders' equity                                                 599.1              536.4              403.0
                                                           ---------------    ----------------    ----------------
Total Liabilities and Shareholders' Equity                         3,011.0            2,880.5            2,354.3
                                                           ===============    ================    ================

Reconciliation of Movement in Shareholders' Equity
Opening                                                                                 599.1              536.4
Net loss for the period                                                                (62.2)            (117.6)
Changes in unrealised gains on investment securities                                    (7.3)             (31.0)
Issue of share capital                                                                    8.3               14.7
Other                                                                                   (1.5)                0.5
                                                                              ----------------    ----------------
Closing                                                                                 536.4              403.0
                                                                              ================    ================



(1) In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," at June 30, 2004, Elan has recorded the assets and liabilities related to Frova and Myobloc as held for sale. At March 31, 2004, Elan recorded as held for sale the assets and liabilities related to Zonegran, the divestment of which closed during the second quarter of 2004. At December 31, 2003, Elan recorded as held for sale the assets and liabilities related to its former European sales and marketing business and Elan Phama S.A., a manufacturing and research and development business based in Mezzovia, Switzerland. Each of these divestments closed during the first quarter of 2004.

Elan Second Quarter 2004 Financial Results


                                       Unaudited Consolidated U.S. GAAP Cash Flow Data

          Three Months Ended                                                                     Six Months Ended
               June 30                                                                               June 30
         2003            2004                                                                 2003              2004
         US$m            US$m                                                                 US$m              US$m
---------------------------------------------------------------------------------------------------------------------

       (26.9)          (64.0)  Cash flows from operating activities                         (93.4)            (90.9)
       (60.9)          (29.0)  Movement on debt interest and tax                            (84.9)            (54.7)
       (54.4)             7.1  Working capital movement                                     (56.2)            (25.2)
       (25.2)           (5.5)  Net purchases of tangible/intangible assets                  (98.3)            (10.6)
         93.5           140.4  Net proceeds from sale of investments                         247.0             197.3
        306.0            96.6  Net proceeds from business divestments                        312.1             230.3
      (265.5)            12.3  Cash flows from financing activities                        (267.2)              15.1
            -         (391.8)  Cash payment under EPIL II guarantee                              -           (391.8)
--------------    ------------                                                        -------------     -------------
       (33.4)         (233.9)  Net cash movement                                            (40.9)           (130.5)
      1,006.4           910.9  Cash and cash equivalents at beginning of period            1,013.9             807.5
--------------    ------------                                                        -------------     -------------
        973.0           677.0  Cash and cash equivalents at end of period                    973.0             677.0
==============    ============                                                        =============     =============


Elan Second Quarter 2004 Financial Results


The analysis below is based on the revenues and costs from continuing operations presented in accordance with U.S. GAAP.

Revenue

Total revenue decreased 45% to $116.2 million in the second quarter of 2004 from $211.8 million in the second quarter of 2003 and is analysed below between revenue generated from currently retained products and revenue arising from products that have been divested or are subject to divestment agreements.


              Three Months Ended                                                                  Six Months Ended
                    June 30                                                                           June 30
            2003               2004                                                          2003               2004
            US$m               US$m                                                          US$m               US$m
---------------------------------------------------------------------------------------------------------------------

                                     Revenue from Retained Products

            23.9               26.5  Maxipime(TM)                                            42.3               54.7
            10.0                9.1  Azactam(TM)                                             25.6               22.9
-----------------    ---------------                                                --------------     --------------
            33.9               35.6                                                          67.9               77.6

            28.5               28.4  Contract Manufacturing and Royalties                    59.3               56.3

-----------------    ---------------                                                --------------     --------------
            62.4               64.0  Total Revenue from Retained Products                   127.2              133.9
-----------------    ---------------                                                --------------     --------------

             8.5                8.5  Amortised Revenue - Adalat/Avinza(TM)                   17.0               17.0

                                     Revenue from Divested Products (1)
            32.9                  -  Skelaxin(TM)                                            60.2                  -
            26.9                  -  Sonata(TM)                                              48.2                  -
            19.7                  -  European business                                       45.3               10.5
            26.8               11.1  Zonegran(TM)                                            38.9               41.2
             5.9                3.6  Frova(TM)                                               15.4               10.3
               -                4.4  Naprelan(TM)                                             1.5                5.7
             0.2                3.4  Zanaflex(TM)                                             1.0                3.9
             0.6                1.5  Other                                                    6.2                4.0
-----------------    ---------------                                                --------------     --------------
           113.0               24.0                                                         216.7               75.6
-----------------    ---------------                                                --------------     --------------

-----------------    ---------------                                                --------------     --------------
           183.9               96.5  Total Product Revenue                                  360.9              226.5
-----------------    ---------------                                                --------------     --------------

                                     Contract Revenue
             8.7                7.9  Amortisation of fees                                    40.2               11.0
            19.2               11.8  Research revenue and milestones                         30.5               34.2
-----------------    ---------------                                                --------------     --------------
            27.9               19.7  Total Contract Revenue                                  70.7               45.2
-----------------    ---------------                                                --------------     --------------

-----------------    ---------------                                                --------------     --------------
           211.8              116.2  Total Revenue                                          431.6              271.7
=================    ===============                                                ==============     ==============


Elan Second Quarter 2004 Financial Results

(a) Product Revenue

Total product revenue for the second quarter of 2004 was $96.5 million compared to $183.9 million in the second quarter of 2003, a decrease of 48%. The decline in product revenue in 2004 is due mainly to the divestment of a number of products as part of the completed recovery plan.

Revenue from retained products

Revenue from retained products was $64.0 million in the second quarter of 2004 compared to $62.4 million in the second quarter of 2003, an increase of 3%. This increase primarily reflects the growth in prescriptions and demand for those retained products offset by a reduction in wholesaler inventories due in part to third party supply constraints.

Sales of Maxipime and Azactam in the second quarter of 2004 were $35.6 million, an increase of 5% over the comparable period in 2003, reflecting stronger demand in 2004. Maxipime audited sales for April and May 2004 increased by 16% compared to the same period in 2003 while revenues for the quarter increased from $23.9 million to $26.5 million. Azactam audited sales for April and May 2004 increased by 13% compared to the same period in 2003 while revenues for the quarter decreased from $10.0 million to $9.1 million.

Amortised Product Revenue

The second quarter of 2004 and 2003 includes $8.5 million of amortised revenue related to the licensing of rights to Elan's generic form of Adalat CC and the restructuring of Elan's Avinza license agreement with Ligand Pharmaceuticals, Inc (Ligand). The remaining unamortised revenue on these products of $86.2 million will be recognised as revenue over the next three years reflecting Elan's ongoing involvement in the manufacture of these products.

Elan Second Quarter 2004 Financial Results

Revenue from divested products

Revenue from products Elan has sold or agreed to sell amounted to $24.0 million during the quarter, compared to $113.0 million in the second quarter of 2003.

(b) Contract Revenue

Contract revenue in the second quarter of 2004 was $19.7 million compared to $27.9 million in the same period of 2003, a decrease of 29%. The amortisation of fees amounted to $7.9 million in the second quarter of 2004 compared to $8.7 million in the second quarter of 2003. Included in the second quarter of 2004 is $4.7 million arising from the termination of co-promotion arrangements relating to Frova with UCB Pharma, Inc. (UCB). Of the $8.7 million in amortised fees in the second quarter of 2003, $4.4 million (2004: $nil) related to business ventures.

Research revenue and milestones amounted to $11.8 million in the second quarter of 2004 compared to $19.2 million in the second quarter of 2003, reflecting a decrease in milestones earned by Elan's drug delivery business. During the quarter Elan received a $7.0 million milestone on filing of the Biologics License Application (BLA) of Antegren(TM) for multiple sclerosis (MS). This milestone has been deferred and will be recognised as revenue over approximately the next two years.

Gross Profit

The gross profit margin on product revenue was 54% in the second quarter of 2004 compared to 58% in the second quarter of 2003. During the second quarter of 2003, royalties of $20.6 million were paid to Pharma Marketing Ltd. (Pharma Marketing) and included in cost of sales. These royalties amounted to 11% of total product revenue. No royalties were paid to Pharma Marketing in 2004 following the termination of all remaining agreements with Pharma Marketing in the fourth quarter of 2003. In addition, the gross margin was negatively affected in 2004 by the change in the mix of product revenue and particularly the disposal of higher gross margin products during 2003 and 2004.

Elan Second Quarter 2004 Financial Results

Operating Expenses

Research and development expenses were $65.0 million in the second quarter of 2004 compared to $71.9 million in the second quarter of 2003. This reduction reflects the refocusing of research and development efforts on key programmes:
Antegren, Prialt(TM) and the Alzheimer's programmes. Selling, general and administrative expenses decreased by 34% to $75.3 million in the second quarter of 2004 from $114.4 million in the second quarter of 2003, reflecting the successful implementation of the recovery plan and related cost reduction initiatives.

Operating expenses in the second quarter of 2004 include $11.2 million in respect of the Zonegran and Frova products, which were divested during the second quarter of 2004. Included in the $11.2 million is $5.3 million in respect of cost of goods sold and $5.9 million in respect of selling, general and administration expenses.

Net Gain on Divestment of Businesses

The gains on divestment of businesses for the second quarter of 2004 and 2003 and for the six months ended June 30, 2004 and 2003 are as follows:


              Three Months Ended                                                    Six Months Ended
                   June 30                                                               June 30
            2003               2004                                                2003            2004
            US$m               US$m                                                US$m            US$m
--------------------------------------------------------------------------------------------------------

               -               38.1  Zonegran                                         -            38.1
           255.5                  -  Primary care franchise                       243.6               -
             0.4                0.4  Other                                          6.7           (3.3)
-----------------    ---------------                                       -------------    ------------
           255.9               38.5                                               250.3            34.8
=================    ===============                                       =============    ============


The sale of Zonegran closed on April 27, 2004 for a total consideration of approximately $130 million before making a $17.0 million payment to Dainippon Pharmaceutical Co., Ltd. related to the assignment of the Zonegran license agreements. This resulted in a gain during the second quarter of 2004 of $38.1 million. Additional deferred consideration of up to $110.0 million may be received in the period through January 2006 and will result in future gains if received.

Elan Second Quarter 2004 Financial Results

The sale of Frova closed on May 18, 2004 for a total consideration of approximately $55.0 million to be received through December 31, 2005, of which $5.0 million was received during the second quarter of 2004. Of the remaining balance of approximately $50 million, Elan has agreed to accept approximately $44.0 million in full settlement if paid on or before August 31, 2004. Included in assets held for sale at June 30, 2004 is $21.7 million related to Frova. If Vernalis settles its obligation by August 31, 2004, Elan expects to record a gain of approximately $20 million in the third quarter of 2004.

Recovery Plan and Other Significant Charges

Recovery plan and other significant charges for the second quarters of 2004 and 2003 and for the six months ended June 30, 2004 and 2003 are as follows:


              Three Months Ended                                                                   Six Months Ended
                   June 30                                                                              June 30
            2003               2004                                                              2003            2004
            US$m               US$m                                                              US$m            US$m
----------------------------------------------------------------------------------------------------------------------

            11.6                1.8  Severance costs, relocation and exit costs                  14.7             2.9
                                     Costs related to shareholder litigation, SEC
             1.0                1.1    investigation                                              4.0             5.4
               -               12.8  Co-promotion termination                                       -            12.8
                                     Purchase of Pharma Operating Ltd. royalty
           196.4                  -    rights                                                   196.4               -
           (0.4)                  -  Other                                                       10.0               -
-----------------    ---------------                                                     -------------    ------------
           208.6               15.7                                                             225.1            21.1
=================    ===============                                                     =============    ============



In May 2004, Elan terminated its co-promotion arrangements with UCB related to Frova.

EBITDA

Negative EBITDA, excluding net gains on divestment of businesses and other significant charges of $22.8 million for the second quarter of 2004, amounted to $46.0 million compared to a negative EBITDA of $33.6 million in the second quarter of 2003, excluding net gains on divestment of businesses, recovery plan and other significant charges of $47.3 million, (See "Non-GAAP Financial Information" on page 3). The increase in negative EBITDA primarily results from the reduction in revenues and related costs associated with products and businesses disposed of during 2003 and 2004.

Elan Second Quarter 2004 Financial Results

Net Interest and Investment Gains and Losses

Net interest and investment gains and losses amounted to a loss of $71.1 million in the second quarter of 2004 compared to a gain of $30.8 million in the second quarter of 2003.

In the second quarter of 2004, net interest expense amounted to $23.9 million compared to $26.6 million in the second quarter of 2003, reflecting the interest costs associated with the $460.0 million convertible notes issued in the fourth quarter of 2003, offset by lower interest expense due to Liquid Yield Option Notes (LYONs) repurchases in December 2003.

Investments gains in the second quarter of 2004 of $12.5 million included realised gains on investment disposals of $10.4 million and $2.1 million in relation to the mark-to-market of certain investments. This gain was offset by investment and other losses of $59.7 million, including impairments of $28.3 million and a charge under the Elan Pharmaceutical Investments II, Ltd. (EPIL
II) guarantee of $33.4 million. Included in investment gains of $73.8 million in the second quarter of 2003 was $38.6 million in respect of the sale of the company's remaining investment in Ligand.

Elan had guaranteed loan notes issued by EPIL II to the extent that the investments held by EPIL II were insufficient to repay the loan notes and accrued interest. EPIL II was a Qualifying Special Purpose Entity and was not consolidated under U.S. GAAP. On June 28, 2004, the guaranteed notes of $450.0 million, together with accrued interest for the period from December 31, 2003 to June 28, 2004 of $21.5 million, were repaid. Of the aggregate payment of $471.5 million, $79.7 million was funded from the cash resources in EPIL II and through the sale of EPIL II's entire investment portfolio. The balance of $391.8 million was funded by Elan under its guarantee and resulted in a charge in the second quarter of 2004 of $33.4 million, arising from interest of $10.8 million and investment losses of $22.6 million.

In addition, as a result of the sale of certain publicly quoted investments and the mark-to-market of others, there was a net reduction during the quarter in unrealised gains recorded as a component of shareholders' equity of $31.0 million from $93.8 million to $62.8 million at June 30, 2004.

Elan Second Quarter 2004 Financial Results

Liquidity

At June 30, 2004, Elan had $677.0 million in cash and cash equivalents compared with $910.9 million at March 31, 2004 and $807.5 million at December 31, 2003.

At June 30, 2004, the major contracted and potential non-operating cash payments relating to Elan's business are:


                                       Less Than                          4 Years          June 30,         December
                                        One Year       1-3 Years        and After        2004 Total         31, 2003
                                            US$m            US$m             US$m              US$m             US$m
---------------------------------------------------------------------------------------------------------------------

7.25% senior notes                             -               -            650.0             650.0            650.0
6.5% convertible notes                         -               -            460.0             460.0            460.0
Fixed product payments                       1.9               -                -               1.9             19.4
EPIL II (1)                                    -               -                -                 -            450.0
EPIL III                                   390.0               -                -             390.0            390.0
3.25% LYONs                                    -               -              0.9               0.9              0.9
Capital lease obligations                    9.6            20.7             48.9              79.2             85.4
                                    -------------    ------------     ------------    --------------    -------------
                                           401.5            20.7          1,159.8           1,582.0          2,055.7

Operating lease obligations                 12.1            32.0            100.1             144.2            157.6
                                    -------------    ------------     ------------    --------------    -------------
                                         $ 413.6          $ 52.7        $ 1,259.9          $1,726.2         $2,213.3
                                    =============    ============     ============    ==============    =============


(1) In order to comply with U.S. GAAP, at December 31, 2003, $344.5 million of this amount was provided on the balance sheet.

Recent Business Highlights

Elan and Biogen Idec submitted a BLA for Antegren (natalizumab) for the treatment of MS to the U.S. Food and Drug Administration (FDA), which subsequently designated the submission for Priority Review and Accelerated Approval and formally accepted the file. Elan and Biogen Idec also submitted a Marketing Authorisation Application (MAA) for Antegren as a potential treatment for MS to the European Medicines Agency, which has accepted the file for review.

Elan and Biogen Idec plan to submit an MAA for Antegren for Crohn's disease in the fourth quarter of 2004. The decision to file was made after discussions with European regulatory officials, based on the results from the ENACT-1 trial and the statistically significant primary endpoint data from the ENACT-2 maintenance trial in Crohn's disease. Discussions with the FDA are ongoing regarding a BLA filing for Antegren in Crohn's disease, and a Phase III

Elan Second Quarter 2004 Financial Results


induction study to evaluate Antegren in patients with Crohn's disease is currently recruiting patients.

In May, Elan and Biogen Idec announced the results from the Phase III maintenance trial of Antegren in Crohn's disease at Digestive Disease Week. Antegren maintained clinical response and remission rates throughout six months among patients with Crohn's disease who had previously achieved clinical response. Additionally, a majority of Antegren-treated patients who were also receiving chronic corticosteroid therapy were able to withdraw from corticosteroids and maintain response in contrast to those patients on placebo.

Elan submitted an amendment to its New Drug Application (NDA) to the FDA for approval of Prialt (ziconotide) for the treatment of severe chronic pain.

Elan announced several key strategic hires, including Gordon S. Francis, M.D., who joined the company as Vice President, Neurology, and Richard Chin, M.D., who joined as Senior Vice President, Medical Affairs. Dr. Francis was most recently responsible for strategic direction and clinical development in neurology at Serono, and Dr. Chin was formerly Group Director and Director of Clinical Research, Biotherapeutics Unit, at Genentech, Inc.

Elan entered into a manufacturing and supply agreement with Eli Lilly under which Elan will supplement Lilly's manufacture of duloxetine hydrochloride capsules beginning in mid-2005. Elan also agreed to license its proprietary NanoCrystalTM drug delivery technology to Roche.

In July, the U.S. Patent and Trademark Office issued Neuralab Limited, a wholly owned subsidiary of Elan, three patents for Elan and Wyeth's joint research on immunotherapeutic approaches to the treatment of Alzheimer's disease.

Last week, Elan and Wyeth announced findings from their Phase IIa clinical trial of an investigational Alzheimer's disease treatment, AN-1792. While clinical development of the compound has been terminated, the results support the companies' ongoing beta amyloid immunotherapy approach to the treatment of Alzheimer's disease.

Elan Second Quarter 2004 Financial Results

About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan's (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.

Forward-Looking Statements

This document and the Appendix contain forward-looking statements about Elan's financial condition, results of operations and estimates, business prospects and the products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the potential of Antegren as a treatment for MS and Crohn's disease; the potential of Prialt as an intrathecal treatment for severe pain; Elan's ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetised to meet its liquidity requirements; the outcome of the ongoing SEC investigation and the shareholder and other pending litigation; the success of research and development activities and the speed with which regulatory authorisations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; trade buying patterns; the ability to meet generic and branded competition after the expiration of Elan's patents; the trend towards managed care and health care cost containment, including Medicare and Medicaid; the potential impact of the Medicare Prescription Drug, Improvement and Modernisation Act 2003; possible legislation affecting pharmaceutical pricing and reimbursement, both domestically and internationally; exposure to product liability and other types of lawsuits; Elan's ability to protect its patents and other intellectual property; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in U.S. and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Elan Second Quarter 2004 Financial Results

Appendix 1

In previous quarters and in accordance with SFAS No. 144, Elan recorded the results and gains or losses on the divestment of its discontinued operations including Elan Transdermal Technologies, Athena Diagnostics, Elan Diagnostics, a manufacturing business in Italy, the pain portfolio of products, Actiq(TM), the dermatology portfolio of products, Abelcet(TM) U.S. and Canada, and two products which were marketed in the United Kingdom and Ireland, within discontinued operations in the income statement. In the second quarter of 2004, the results of Myobloc are also included as discontinued operations. Consequently, the revenues and costs of the second quarter in 2003 have been adjusted to reflect this treatment. An analysis of the results of the discontinued operations is set out in Appendix 1.

Elan has also sold a number of other assets and businesses (principally the primary care franchise, the European sales and marketing business and Zonegran), which in accordance with SFAS No. 144, are not included in discontinued operations. Elan believes that it has a significant continuing involvement in the operations of these businesses, for example, through ongoing supply arrangements or formulation activities.


                                  Discontinued Operations (unaudited)
             Three Months Ended                                                                   Six Months Ended
                  June 30                                                                             June 30
            2003             2004                                                                2003           2004
            US$m             US$m                                                                US$m           US$m
---------------------------------------------------------------------------------------------------------------------
                                  Revenue
         35.2              4.6    Product revenue                                              86.0           13.2
          0.5              0.3    Contract revenue                                              0.5            0.3
----------------- ----------------                                                    ---------------- --------------
         35.7              4.9       Total revenue                                             86.5           13.5
----------------- ----------------                                                    ---------------- --------------
                                  Operating Expenses
         17.7              0.8    Cost of goods sold                                           38.2            1.7
          9.2              3.5    Research and development                                     16.5            5.6
          7.1              1.0    Selling, general and administrative                          17.2            2.1
          0.3                -    Net loss on divestment of businesses                          1.1              -
          4.7                -    Recovery plan and other significant charges                   5.5              -
----------------- ----------------                                                    ---------------- --------------
         39.0              5.3    Total operating expenses                                     78.5            9.4
----------------- ----------------                                                    ---------------- --------------

        (3.3)            (0.4)    Operating profit (loss)                                       8.0            4.1
----------------- ----------------                                                    ---------------- --------------
                                  Net Interest and Investment Losses
        (1.0)              0.3    Investment losses and other                                 (2.0)            0.4
----------------- ----------------
                                                                                      ---------------- --------------
        (1.0)              0.3    Net interest and investment losses                          (2.0)            0.4
----------------- ----------------                                                    ---------------- --------------

        (4.3)            (0.1)    Net income from discontinued operations before tax            6.0            4.5
        (0.3)               -     Provision for tax                                           (0.3)             -
----------------- ----------------                                                    ---------------- --------------
        (4.6)            (0.1)    Net income from discontinued operations                       5.7            4.5
================= ================                                                    ================ ==============

                                  Non-GAAP Financial Information
                                  EBITDA
        (3.3)            (0.4)    Operating profit (loss)                                       8.0            4.1
                                  Depreciation and amortisation included in
          7.4                -      operating profit (loss)                                    14.2            0.3
           -                 -    Amortised revenue included in total revenue                (10.5)             -
----------------- ----------------                                                    ---------------- --------------
          4.1            (0.4)    EBITDA                                                       11.7            4.4
----------------- ----------------                                                    ---------------- --------------

          0.3                -    Net loss on divestment of businesses                          1.1              -
          4.7                -    Recovery plan and other significant charges                   5.5              -
----------------- ----------------                                                    ---------------- --------------
                                  EBITDA before net losses on divestment of
                                    businesses, recovery plan and other significant
          9.1            (0.4)      charges                                                    18.3            4.4
================= ================                                                    ================ ==============
